UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                              Energy Partners, Ltd.
                              ---------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    29270U303
                                    ---------
                                 (CUSIP Number)

                               September 21, 2009
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                             -----------------------
CUSIP No.  29270U303                      13G            Page 2 of 10 Pages
----------------------------                             -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,636,559
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,636,559
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,636,559
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

----------------------------                             -----------------------
CUSIP No.  29270U303                      13G            Page 3 of 10 Pages
----------------------------                             -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,636,559
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,636,559
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,636,559
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

----------------------------                             -----------------------
CUSIP No.  29270U303                      13G            Page 4 of 10 Pages
----------------------------                             -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Third Point Offshore Master Fund, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,086,664
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,086,664
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,086,664
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

----------------------------                             -----------------------
CUSIP No.  29270U303                      13G            Page 5 of 10 Pages
----------------------------                             -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           Third Point Advisors II L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,086,664
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,086,664
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,086,664
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

Item 1(a):        Name of Issuer:
---------         --------------

         The name of the issuer is Energy Partners, Ltd., a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

     The Company's principal executive office is located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana.

Item 2(a):        Name of Person Filing:
---------         ---------------------

         This Schedule 13G is filed by:

         (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds;

         (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position;

         (iii) Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund") which invests and trades in securities, with respect to shares of Common Stock directly beneficially owned by it; and

         (iv) Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II"), which serves as the general partner of the Offshore Master Fund.

     The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):        Address of Principal Business Office or, if None, Residence:
---------         -----------------------------------------------------------

     The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):        Citizenship:
---------         ------------

     The Management Company and Advisors II are organized as limited liability companies under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.

Item 2(d):        Title of Class of Securities:
---------         ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):        CUSIP Number:
---------         ------------

     29270U303.

Item 3:           If this statement is filed pursuant to Rules 13d-1(b) or
                  13d-2(b) or (c), check whether the person filing is a:
------            --------------------------------------------------------------

                  A.   [ ] Broker or dealer registered under Section 15 of the
                           Act,
                  B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
                  C.   [ ] Insurance Company as defined in Section 3(a)(19) of
                           the Act,
                  D.   [ ] Investment Company registered under Section 8 of
                           the Investment Company Act of 1940,
                  E.   [ ] Investment Adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E),
                  F.   [ ] Employee Benefit Plan or Endowment Fund in
                           accordance with 13d-1 (b)(1)(ii)(F),
                  G.   [ ] Parent Holding Company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G),
                  H.   [ ] Savings Association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act,
                  I.   [ ] Church Plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                  J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:           Ownership:
------            ----------

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

 A.  Third Point LLC
     ---------------
     (a)  Amount beneficially owned: 3,636,559
     (b) Percent of class: 9.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 40,000,000 shares of Common Stock reported by the Company to be outstanding as of September 21, 2009 after the consummation of the transactions contemplated by the second amended joint plan of reorganization, as modified as of September 16, 2009, of the Company and certain of its subsidiaries.
     (c)  Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 3,636,559
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      3,636,559

B.   Daniel S. Loeb
     --------------
     (a)  Amount beneficially owned: 3,636,559
     (b)  Percent of class: 9.1%.
     (c)  Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 3,636,559
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      3,636,559

C.   Third Point Offshore Master Fund, L.P.
     --------------------------------------
     (a)  Amount beneficially owned: 2,086,664
     (b)  Percent of class: 5.2%.
     (c)  Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 2,086,664
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      2,086,664

D.   Third Point Advisors II L.L.C
     -----------------------------
     (a)  Amount beneficially owned: 2,086,664
     (b)  Percent of class: 5.2%.
     (c)  Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 2,086,664
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                      2,086,664

Item 5:           Ownership of Five Percent or Less of a Class:
------            --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  --------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:           Identification and Classification of the Subsidiary Which
------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  --------------------------------------------------------------
                  Holding Company:
                  ---------------

Not applicable.

Item 8:           Identification and Classification of Members of the Group:
------            ---------------------------------------------------------

Not applicable.

Item 9:           Notice of Dissolution of Group:
------            ------------------------------

Not applicable.

Item 10:          Certification:
-------           -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 2009



                                THIRD POINT LLC

                                By: Daniel S. Loeb, Chief Executive Officer


                                By: /s/ William Song
                                    --------------------------------------------
                                    Name:  William Song
                                    Title: Attorney-in-Fact



                                THIRD POINT OFFSHORE MASTER FUND, L.P.

                                By: Third Point Advisors II L.L.C., its general
                                    partner

                                By: Daniel S. Loeb, Managing Director


                                 By: /s/ William Song
                                    --------------------------------------------
                                    Name:  William Song
                                    Title: Attorney-in-Fact



                                THIRD POINT ADVISORS II L.L.C.
                                By: Daniel S.Loeb, Managing Director


                                 By: /s/ William Song
                                    --------------------------------------------
                                    Name:  William Song
                                    Title: Attorney-in-Fact



                                DANIEL S. LOEB


                                By: /s/ William Song
                                    --------------------------------------------
                                    Name:  William Song
                                    Title: Attorney-in-Fact




     [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO ENERGY PARTNERS, LTD.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated October 1, 2009, by and among the Reporting Persons.

Exhibit 99.2: Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 5, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., and Third Point Advisors II L.L.C. with respect to Energy XXI (Bermuda) Limited and is incorporated herein by reference.